UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Baldwin, III, L. Thomas
   141 West Jackson Boulevard, Suite 2850
   Chicago, IL  60606
   USA
2. Issuer Name and Ticker or Trading Symbol
   Appiant Technologies, Inc.
   APPS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
No change from prior statem|      |    | |                  |   |           |                   |      |                           |
ent.                       |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Convertible Promissory|(1)     |5/31/|A   |V|(1)        |A  |6/21/|     |Common Stock|(1)    |150,000|(1)         |D  |            |
 Note                 |        |01   |    | |           |   |01   |     |            |       |       |            |   |            |
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Common Stock Warrant (|1.57    |5/31/|A   |V|30,000     |A  |immed|     |Common Stock|30,000 |(2)    |30,000      |D  |            |
right to buy)         |        |01   |    | |           |   |iate |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The number of shares into which the promissory note may be converted is equal to the amount due under the
Promissory Note divided by a conversion price determined by taking 90% of the exercise or conversion price (or exchange factor) applicable to any security received in any interim financing subsequent to the date of the
Promissory Note ("Interim Financing") which is exercisable or convertible into or exchangeable for shares of
Common Stock of the Issuer (or securities which are exercisable or convertible into or exchangeable for Issuer's
Common Stock).  If there is no Interim Financing on or before the maturity date (June 21, 2001), then the reporting person may choose to convert the amount due from the Issuer into shares at 90% of the closing price of the Issuer's
Common Stock on the trading day immediately preceding the maturity date.
(2)  Additional consideration for convertible promisorry note.
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SIGNATURE OF REPORTING PERSON
/s/ L. Thomas Baldwin, III
DATE
June 11, 2001